Thumzup Media Corporation

11854 W. Olympic Blvd, Ste 1100W #13

Los Angeles, CA 90064

Tel: (800) 403-6150

October 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Uwem Bassey

Re: Thumzup Media Corporation Registration Statement on Form S-1 File No. 333-279828

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on October 28, 2024, or as soon thereafter as practicable.

Please contact Jesse L. Blue, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 668-4553, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Thumzup Media Corporation

By:	/s/ Robert Steele
Robert Steele
Chief Executive Officer